UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2015

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2015

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager Documentation & Corporate Secretary Department Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Change of Audit Committee members

Tokyo, October 30, 2015 — Mitsubishi UFJ Financial Group, Inc. today announced the following change of Audit Committee members.

1.	Appointed (as of October 30, 2015)

Hiroshi Kawakami	Senior Advisor of Central Japan International Airport Co., Ltd.

2.	Retired (as of October 30, 2015)

Haruka Matsuyama	Partner of Hibiya Park Law Offices

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Corporate Communications Division

Media Relations Office

81-3-3240-7651

(Attachment)

Committee members (◎: Chairperson ¡: Member)

Name	Position	Nominating and Governance Committee	Compensation Committee	Audit Committee	Risk Committee
Yuko Kawamoto	Director *1	¡	¡		◎
Haruka Matsuyama	Outside director	¡	¡
Kunie Okamoto	Outside director	¡	◎
Tsutomu Okuda	Outside director	◎	¡		¡
Hiroshi Kawakami	Outside director	¡	¡	¡
Yukihiro Sato	Outside director			¡
Akira Yamate	Outside director			◎
Nobuyuki Hirano	President & Group CEO	¡	¡
Takashi Mikumo	Director *2			¡
Takehiko Shimamoto	Director *2			¡
Akira Ariyoshi	Outside expert member				¡
Kenzo Yamamoto	Outside expert member				¡

*1	As Ms. Yuko Kawamoto previously worked for the Bank of Tokyo (currently the Bank of Tokyo-Mitsubishi UFJ), she does not fulfill the requirements of outside director under Japan’s Companies Act. However, more than 25 years have passed since her employment at Bank of Tokyo and as a result of revisions to Japan’s Companies Act, following the conclusion of the June 2016 General Meeting of Shareholders Ms. Kawamoto will meet the requirements of outside director.
*2	Non-executive director.